Strayer Education, Inc.

Making education achievable for working adults

September 28, 2016

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Strayer Education, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 19, 2016
Form 10-Q for Fiscal Quarter Ended June 30, 2016
Filed July 28, 2016
File No. 000-21039

Dear Mr. Spirgel:

On behalf of Strayer Education, Inc. (“Strayer” or the “Company”), we respectfully submit below Strayer’s response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated September 21, 2016, and Strayer’s proposed compliance with such comments in future filings. For your convenience, we have set forth below the Staff’s comment in italics, followed by Strayer’s response thereto.

Form 10-Q for the Fiscal Quarter Ended June 30, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

1.	Tell us how new student enrollments decreased by 7% but total enrollments increased.

Changes in total student enrollments result from changes in the number of new students and continuing students. New students represent approximately 20% of our total student enrollment each year, while the other 80% are continuing students. Therefore, increases in our continuing student enrollment have a larger impact on total enrollment and can result in total enrollment increases, even when new student enrollments are decreasing.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 1. Business, page 1

Industry Background, page 2

2303 Dulles Station Boulevard • Herndon, VA 20171

Phone 703-247-2500 • www.strayereducation.com

2.	We note your inclusion of statistics for college enrollments for 2014 and 2015. You should also provide comparable statistics for for-profit-only colleges.

In future filings we will provide comparable statistics for for-profit-only colleges. An example of our proposed disclosure is as follows:

“According to the National Student Clearinghouse Research Center, college enrollment in all sectors declined 1.3% and 1.7% in fall 2014 and 2015, respectively. Enrollment at investor-funded colleges declined 0.4% and 13.7% in fall 2014 and 2015, respectively.”

Regulation, page 10

Gainful Employment, page 17

3. We note that the new regulations went into effect on July 1, 2015 and that you have provided the required information to the Department of Education. Disclose your current annual income rate and discretionary income rate ratios.

The Gainful Employment regulations that went into effect on July 1, 2015 required institutions each year to report to the Department of Education certain information for each student enrolled in a Gainful Employment program who received Title IV funding. The Department of Education then combines that information with proprietary government data, such as Social Security Administration income data, to calculate and report back to the institutions their annual income rates and their discretionary income rate ratios. Institutions do not have the ability to calculate these rates on their own. To date, the Department of Education has not released the annual income rate and discretionary income rate ratios for any institution, and it remains unclear when that release will be made.

* * *

Pursuant to your comment letter, on behalf of Strayer, we hereby acknowledge that:

•	Strayer is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Strayer may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Should any member of the Staff have any questions or comments concerning this letter, please do not hesitate to call me at 703-713-1862. Thank you.

Very truly yours,

/s/ Daniel W. Jackson
Daniel W. Jackson
Executive Vice President and Chief Financial Officer

2303 Dulles Station Boulevard • Herndon, VA 20171

Phone 703-247-2500 • www.strayereducation.com